SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

TENDER OFFER STATEMENT PURSUANT TO SECTION 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 1)

Salient Absolute Return Master Fund

(Name of Issuer)

Salient Absolute Return Master Fund

(Name of Person(s) Filing Statement)

Shares of Beneficial Interest

(Title of Class of Securities)

N/A

(CUSIP Number of class of securities)

A. Haag Sherman c/o Salient Advisors, L.P. 4265 San Felipe, 8th Floor Houston, Texas 77027 (713) 993-4675	With a copy to: George J. Zornada K & L Gates LLP State Street Financial Center One Lincoln St. Boston, MA 02111-2950 (617) 261-3231

(Name, Address and Telephone No. of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement

(August 19, 2011)

This Amendment No. 1 to the Issuer Tender Offer Statement on Schedule TO of the Salient Absolute Return Master Fund (the “Fund”) relating to an offer to purchase (the “Offer”) up to $12,000,000 of shares of beneficial interest (“Shares”) in the Fund or portions thereof pursuant to tenders by shareholders of the Fund at their estimated net asset value as of June 30, 2011 and originally filed with the Securities and Exchange Commission on April 19, 2011, constitutes the final amendment pursuant to Rule 13e-4(c)(4) under the Securities Exchange Act of 1934.

The Offer terminated at midnight, Central time, on May 24, 2011 (the “Expiration Date”). Pursuant to the Offer, $1,038,307.68 of Shares were tendered and accepted by the Fund.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 19, 2011

Salient Absolute Return Master Fund

By:	/s/ A. Haag Sherman
Name:	A. Haag Sherman
Title:	Principal Executive Officer